Exhibit 99.3

RF MICRO DEVICES, INC.

OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)
JUNE 14, 2005

General Information

                The following employee FAQ should answer many of the questions that you may have about our proposed stock option exchange program (the "Option Exchange Program"). The information in this FAQ is based on the information contained in our proxy statement that was filed with the SEC on June 14, 2005, and does not contain complete details about the Option Exchange Program. The share information in this employee FAQ is as of May 28, 2005, our most recent month-end. The Option Exchange Program is subject to shareholder approval at our annual meeting of shareholders, scheduled for August 2, 2005.  As such, the Option Exchange Program will be terminated and no options will be exchanged in the event that shareholders do not approve the Option Exchange Program.

                Due to SEC regulations on communications regarding proxy votes and tender offers, we cannot answer any written or oral questions from employees about the Option Exchange Program other than by directing you to this document and our proxy statement on file with the SEC and available at www.sec.gov.   If you have questions about the Option Exchange Program that are not addressed in this document or the proxy statement, please direct them to RFMD's treasury department by e-mail to "Option Exchange Coordinator" (OEC@rfmd.com) or by phone to Extension 5750 (336-678-5750).  These questions will be collected and addressed in future communications to all "Eligible Employees" (as defined in Question 2 below), rather than through individual responses.  We currently expect to commence a "tender offer" by filing the required documents and related materials with the SEC in July 2005 and will distribute more comprehensive written materials explaining the precise terms and timing of the Option Exchange Program to Eligible Employees at that time.

1. Why does RFMD intend to offer the Option Exchange Program to Eligible Employees?

We believe the Option Exchange Program is an effective means of recognizing employee contributions to our success and aligning employee and shareholder interests. Stock options have been, and continue to be, a key part of our employee incentive compensation and retention programs. Stock options are designed to motivate and reward employees' efforts toward RFMD's growth and success. However, a significant number of our employees hold stock options with exercise prices that greatly exceed the current market price of our common stock. Consequently, we believe that these options no longer provide the long-term incentive and retention objectives that they were intended to provide. The Option Exchange Program is intended to address this situation by providing Eligible Employees with a one-time opportunity to exchange some or all of their outstanding stock options granted under certain of our stock plans with exercise prices equal to or greater than $5.38 per share (the "Eligible Options") for new options for a lesser number of shares (the "New Options").

2. Who would be eligible to participate in the Option Exchange Program?

                We plan to offer the Option Exchange Program to all of our employees worldwide who have Eligible Options, subject to their being employed at the time the Option Exchange Program closes, where permitted by local law and where it is practical and feasible to do so (the "Eligible Employees").  However, our five most highly compensated officers, members of our Board of Directors, consultants, and former and retired employees will not be eligible to participate in this program.

3. What would I receive if I participate in the Option Exchange Program?

                The Option Exchange Program would allow you to exchange Eligible Options for New Options with an exercise price equal to the closing price of our common stock as reported by the Nasdaq National Market on the trading date immediately preceding the date that New Options are granted. The ratio of exchanged Eligible Options to New Options will be two-to-one, meaning that you would receive New Options for fewer shares than you elect to surrender in the Option Exchange Program. Additionally, the New Options will be completely unvested at the time of grant, regardless of the vesting status of the Eligible Options, and will vest and become exercisable over a two-year period, with 25% of each New Option generally becoming exercisable after each six-month period of continued service following the date the New Options are granted. Vesting will cease upon termination of service for any reason and each New Option will have a term equal to the remaining term of the surrendered Eligible Option it replaces. However, the New Options granted to certain officers (other than our five most highly compensated officers, who are not eligible to participate in the Option Exchange Program) generally will, in the event of the officer's termination other than for cause, continue to vest pursuant to the same vesting schedule and remain outstanding as if the officer had remained an employee and will be exercisable for the remaining option term (unless the plan administrator determines otherwise).

4. If I participate, how many New Options would I receive?

                If the Option Exchange Program is approved by the shareholders, you would be able to exchange each Eligible Option for two shares of common stock for a New Option for one share of common stock. If you elect to exchange an Eligible Option, you must exchange the Eligible Option in full - no partial exchanges will be permitted. The New Options would be issued under RFMD's 2003 Stock Incentive Plan (the "2003 Plan") and would be subject to the terms and conditions of the 2003 Plan.

The following table shows the number of Eligible Options outstanding by price range as of May 28, 2005, our most recent month-end:

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Exchange Ratio (Eligible Options to New Options)	Maximum Number of Shares Underlying New Options that May be Granted
$5.38-$9.99	8,525,588	$6.38	8.02	2 to 1	4,262,794
$10-$19.99	6,569,074	$14.62	5.56	2 to 1	3,284,537
$20-$29.99	1,902,712	$22.58	4.74	2 to 1	951,356
$30 and above	1,628,294	$48.04	4.78	2 to 1	814,147

Total	18,625,668	$14.58	6.54	2 to 1	9,312,834

The Option Exchange Program is structured to ensure that the value of Eligible Options surrendered will, in the aggregate, be equal to or greater than, in the aggregate, the value of New Options replacing them.  The values of Eligible Options and New Options were determined based on the use of a binomial valuation model that takes into account a number of variables, including current stock price, stock volatility, risk-free rate of return, historical dividend yield and the expected terms of the options being valued.

5. Is RFMD required to allow Eligible Employees to participate in the Option Exchange Program?

Our Board of Directors has the discretion to terminate, modify or postpone the Option Exchange Program at any time before the program commences or expires, even if the shareholders approve the program.

6. Why would only options with an exercise price equal to or greater than $5.38 per share be eligible for exchange?

                We believe that options that are only slightly out-of-the-money continue to provide valuable incentives for employees. We set the $5.38 "floor" to provide significant benefits to Eligible Employees while providing a reasonable proposal to shareholders who must approve the Option Exchange Program in order to facilitate the exchange.

7. Why isn't the exchange ratio 1-to-1 for all Eligible Options?

                We believe the exchange ratio must balance the interests of both our Eligible Employees and our shareholders.  As a result, in order to make the Option Exchange Program more attractive to our shareholders, we have designed it so that, on an aggregate basis, the value of the Eligible Options being exchanged is expected to be the same or greater than the value of the New Options to be issued at the time of grant. Under our option pricing model, this means that you would receive New Options for fewer shares than you elect to surrender in the Option Exchange Program.

8. Why would I have to give up my old options? Can't RFMD just grant new options at the current price?

                We designed the Option Exchange Program to avoid the dilution in ownership to our shareholders that would result if we granted Eligible Employees additional options to supplement their out-of-the-money options.

9. What would my new exercise price be?

                In accordance with the 2003 Plan, the exercise price of the New Options would be equal to the closing price of our common stock as reported by the Nasdaq National Market on the trading date immediately preceding the date that New Options are granted. This date has not yet been determined, but we anticipate that the New Options will be granted in August 2005. We currently expect that if the Proposal for the Option Exchange Program is approved by the shareholders, the Option Exchange Program will close and the New Options will be granted as soon as practicable after the annual meeting.

10. Do I have to participate in the Option Exchange Program?

                Participation in the Option Exchange Program is completely voluntary. If you choose not to participate, you would keep all of your options, including your Eligible Options, you would not receive any New Options under the Option Exchange Program and no changes will be made to the terms of your current options.

11. If I choose to participate in the Option Exchange Program, can I exchange partial grants?

No, each New Option issued through the Option Exchange Program will only be granted if the Eligible Option grant is surrendered in whole.  You will be able to elect to exchange as few or as many of your Eligible Option grants as you wish. However, if you elect to exchange an Eligible Option grant, you must exchange the Eligible Option grant in full - no partial exchanges will be permitted. If you exercise an Eligible Option grant in its entirety, that grant is no longer outstanding and would therefore not be eligible for exchange under the Option Exchange Program. If you previously exercised an Eligible Option grant in part, only the remaining unexercised portion of the Eligible Option grant could be exchanged under the Option Exchange Program.

For example, if you had received an Eligible Option grant to purchase 100 shares at an exercise price of $50.00 per share and had not exercised any part of the grant, you would be able to exchange this grant for a New Option that would be exercisable for 50 shares (100 divided by 2) of our common stock at the new exercise price. If you had previously exercised the same Eligible Option grant to purchase 20 shares of common stock, then you would be able to exchange the remaining unexercised portion of the grant exercisable for 80 shares for a New Option exercisable for 40 shares (80 divided by 2) at the new exercise price. However, in either instance, you would not be able to exchange only a portion of the outstanding Eligible Option.

12. When would I receive my New Options?

                Our shareholders must approve the Option Exchange Program before we can close the Option Exchange Program. Our shareholder meeting is scheduled for August 2, 2005. We currently expect that if the Proposal for the Option Exchange Program is approved by the shareholders, the Option Exchange Program will close and the New Options will be granted as soon as practicable after the annual meeting.

13. What would be the vesting schedule of the New Options?

                The New Options will be completely unvested at the time of grant and will vest and become exercisable over a two-year period, with 25% of each New Option generally becoming exercisable after each six-month period of continued service following the date the New Options are granted. The New Options may be exercised at any time after the New Options have vested, as long as the term of the New Options has not expired.

14. My Eligible Options are already vested. Would my New Options also be fully vested?

                No, all New Options will be completely unvested at the time of grant, regardless of the vested status of the Eligible Options.

15. Will the New Options have a 10-year life?

No, each New Option will have a term, or remaining life, equal to the remaining term of the corresponding surrendered Eligible Option and generally will expire on the expiration date of the Eligible Option that it replaces.

16. What happens to my New Options if my employment with RFMD is terminated?

Generally, if an Eligible Employee's employment with RFMD is  terminated, the New Options will not continue to vest and any unexercised portion of the New Options will be cancelled as of the date of termination.  Any vested, unexercised portion of the New Options will generally be exercisable for 90 days after termination. However, in the event of termination for cause, the entire New Option will be cancelled as of the date of termination (unless the plan administrator determines otherwise).  Additionally, the New Options granted to certain officers (other than our five most highly compensated officers, who are not eligible to participate in the Option Exchange Program) generally will, in the event of their termination other than for cause, continue to vest pursuant to the same vesting schedule and remain outstanding as if they had remained an employee and will be exercisable for the remaining option term (unless the plan administrator determines otherwise).

17. I currently have incentive stock options. Will my new options be incentive stock options?

No, all New Options will be non-qualified options under U.S. tax laws, regardless of whether the Eligible Options tendered in the Option Exchange Program are incentive stock options or non-qualified options.  At the time that a New Option is exercised, the Eligible Employee will have ordinary income equal to the difference between the fair market value of the underlying common stock on the date of exercise and the exercise price. The tax consequences for participating non-U.S. Eligible Employees may differ from the U.S. federal income tax consequences.

18. Does RFMD recommend that Eligible Employees participate in the Option Exchange Program, if approved by the shareholders?

                RFMD is providing information to assist you in making your own informed decision, but is not making any recommendation as to whether you should or should not participate in the Option Exchange Program. You may seek your own outside legal counsel, accountant and/or financial advisor for further advice. No one from RFMD is, or will be, authorized to provide you with additional information in this regard.

19. Would I owe taxes if I participate in the Option Exchange Program?

                The exchange of Eligible Options for New Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes upon grant of the New Options. At the time that a New Option is exercised, the Eligible Employee will have ordinary income equal to the difference between the fair market value of the underlying common stock on the date of exercise and the exercise price. The tax consequences for participating non-U.S. Eligible Employees may differ from the U.S. federal income tax consequences.

The Option Exchange Program will be offered to certain Eligible Employees who reside outside of the U.S. (except where infeasible or impractical under local law). Eligible Employees residing outside of the U.S. may be subject to laws other than those of this country. The international tax implications of the Option Exchange Program are not discussed in this document or the proxy statement and will vary depending upon the tax laws of foreign jurisdictions; however, the documents that will be distributed to Eligible Employees in connection with the Option Exchange Program will contain a summary of the applicable international tax laws.

20. What if I leave RFMD after the Option Exchange Program begins but before my New Options are issued?

                To receive New Options you would need to be employed by RFMD both at the time the Option Exchange Program closes and at the time the New Options are granted. If you elect to participate in the Option Exchange Program and your employment terminates for any reason before the New Options are granted, you would not receive any New Options. In that case, you would then generally have 90 days after termination to exercise your Eligible Options to the extent they were exercisable at the time of termination.

21. If I am on an approved leave of absence from RFMD or go on an approved leave of absence before the Option Exchange Program expires, can I still exchange Eligible Options?

                Yes. If you are an Eligible Employee who is employed by RFMD but on an approved leave of absence, or plan to go on an approved leave of absence for any reason before the expiration of the Option Exchange Program, you may participate in this program and exchange any or all of your Eligible Options for New Options.

22. If the New Options granted to me end up being out-of-the-money, would RFMD offer another Option Exchange Program to its employees?

                We do not anticipate implementing another Option Exchange Program.

23. Would RFMD suspend the Employee Stock Purchase Plan (ESPP) while the Option Exchange Program is ongoing?

                The ESPP is not expected to be suspended during this time period.

24. Who can I talk to if I have questions about the Option Exchange Program?

                Due to SEC regulations, we cannot provide further written communications regarding the Option Exchange Program unless the text of such communication is filed with the SEC; therefore, we will not be able to communicate any additional information at this time.  Employee questions about the Option Exchange Program should be directed to RFMD's treasury department by e-mail to "Option Exchange Coordinator" (OEC@rfmd.com) or by phone to Extension 5750 (336-678-5750).  These questions will be collected and addressed in future communications to all Eligible Employees.

Please be aware that the above information does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted.  The proxy statement contains important information regarding the Option Exchange Program and should be read carefully by shareholders prior to voting on or participating in the Option Exchange Program.  RFMD has not yet commenced the Option Exchange Program and must receive shareholder approval for the Option Exchange Program at RFMD's 2005 annual meeting of shareholders before such Option Exchange Program may be completed.  RFMD's Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period.

If and at the time the Option Exchange Program is commenced, RFMD will provide optionholders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program.  Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement.  Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission's web site at www.sec.gov.